Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net (Loss) Income Per Share

	For the three months ended:		Year-to-date
	March 31, 2001	June 30, 2001	June 30, 2001

Basic weighted average shares outstanding	10,292,839	10,308,898	10,300,869

Stock options

Options at $5.38	—	—

Options at $4.75	—	—

Options at $4.50	—	—

Options at $4.38	—	—

Options at $4.00	—	—

Options at $2.94	223	—	112

Options at $2.67	781	—	391

Diluted weighted average shares outstanding	10,293,843	10,308,898	10,301,372

Net (loss) income ($000’s)	$777	$(1,691)	$(914)

Net (loss) income per share:

Basic (loss) income per share	$0.08	$(0.16)	$(0.09)

Diluted (loss) income per share	$0.08	$(0.16)	$(0.09)